OSL HOLDINGS INC.

81 BIG OAK ROAD, SUITE 116

YARDLEY, PA 19067

August 4, 2015

VIA ELECTRONIC MAIL

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	OSL Holdings Inc.
Information Statement on Schedule 14C
Filed July 23, 2015
File No. 001-32658

Dear Mr. Spirgel:

By letter dated July 30, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided OSL Holdings Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Information Statement on Schedule 14C filed July 23, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	Please prominently disclose that the company has already acted by written consent twice in the past nine months to increase the number of authorized shares. Further, please expand your disclosure to discuss in greater detail that the company has increased the number of shares issued and outstanding from 375 million to over 1 billion since December 2014.

RESPONSE: We have revised our disclosure accordingly.

The Company acknowledges that

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Robert H. Rothenberg
Robert H. Rothenberg
Chief Executive Officer
OSL Holdings Inc.